EXHIBIT 99.1 PRESS RELEASE OF PAYCHEX, INC. DATED SEPTEMBER 18, 2002

FOR IMMEDIATE RELEASE

John M. Morphy, Chief Financial Officer or Jan Shuler 585-383-3406

For media inquiries, Laura Saxby Lynch 585-383-3074

Access the Webcast of the Paychex, Inc. First Quarter Earnings Release Conference Call scheduled for September 19, 2002 at 11:00 a.m. Eastern Time at www.paychex.com at the Investor Relations home page.

Paychex, Inc. news releases, current financial information, related SEC filings and Investor Relations presentation are accessible at the same Web site.


PAYCHEX, INC. REPORTS RECORD FIRST QUARTER RESULTS
PAYCHEX, INC. TO ACQUIRE ADVANTAGE PAYROLL SERVICES, INC.


ROCHESTER, NY, September 18, 2002 — Paychex, Inc. (NASDAQ:PAYX) today announced net income of $75.9 million, or $.20 diluted earnings per share, for the quarter ended August 31, 2002, an 8% increase over net income of $70.2 million, or $.19 diluted earnings per share, for the same period last year. Total revenues were $252.7 million, an 8% increase over $234.8 million for the first quarter last year. The Company's financial results continue to be adversely impacted by difficult economic conditions and the effect of lower interest rates earned on the funds held for clients and corporate investment portfolios.

Paychex, Inc. today also announced it entered into an agreement to acquire Advantage Payroll Services, Inc. (Advantage). The purchase price will total approximately $240 million in cash. In addition, Paychex will expend approximately $75 million in cash for the redemption of preferred stock and the repayment of outstanding loan agreements. B. Thomas Golisano, chairman, president and CEO of Paychex, Inc., said, "We are very excited about the merger with Advantage. It is not often a payroll processor of the size and quality of Advantage becomes available. Advantage will provide us with over 49,000 new clients and the opportunity to offer these clients our broad array of Human Resource and Retirement Services products. In addition, the combination of the two companies will allow us to become more efficient in offering services to our clients as well as expand our geographic coverage into areas previously not served by Paychex. It is a great fit for Paychex."

Advantage is a privately owned payroll processor founded in 1967 with a diverse client base of small to mid-sized businesses located throughout the United States. Advantage provides comprehensive payroll and related services through a national network of 41 offices, including 15 independently owned associate offices. Advantage provides a full range of payroll services from the preparation of clients' payroll checks and reports to the preparation and distribution of federal, state and local agency information returns and remittance of related taxes. Charles W. Lathrop, Jr., chairman, president and CEO of Advantage, said, "We look forward to joining the Paychex team. The combination of Paychex and Advantage will enable us to provide a much broader range of services to our clients and allow us to improve our client efficiencies by utilizing the Paychex infrastructure."

Paychex expects Advantage to contribute approximately $75 million in revenue over the next twelve months. In the fiscal year ended May 31, 2003 we expect the acquisition to be slightly dilutive as the expenses of assimilating the acquisition and amortization of intangibles will not be fully offset by anticipated gains realized in the corporate investment portfolio that will be liquidated in order to pay for the acquisition. Paychex expects future earnings will be accretive as a result of this acquisition.

SERVICE REVENUES

For the quarter ended August 31, 2002, service revenues, which are comprised of Payroll and Human Resource and Benefits product lines, were $239.4 million, an increase of 11% over $216.2 million for the prior year quarter.

Payroll service revenue increased 8% to $205.5 million from $189.4 million for the prior year first quarter. Positive year-over-year growth in Payroll service revenue resulted from a higher client base, increased utilization of ancillary services, and price increases. Payroll service revenues were negatively impacted during the first quarter by a 2.1% year-over-year decrease in checks per client. The declining check volume trend peaked in the third quarter of fiscal 2002 and began to show signs of improving in the fourth quarter of fiscal 2002. The year-over-year reductions in checks per client were 2.6%, 4.3%, 4.8%, and 3.0% in the first through fourth quarters of fiscal 2002, respectively. As of August 31, 2002, 86% of Paychex clients utilized Taxpay®, the Company's tax filing and payment feature. The Company's

Employee Pay Services were utilized by 58% of its clients. Major Market Services revenue increased 42% in the first quarter to $22.2 million.

Human Resource and Benefits service revenue was $33.9 million, an increase of 27% over $26.7 million for the first quarter last year. The increase is related primarily to growth in clients for Retirement Services and in client employees served by the Company's comprehensive Paychex Administrative Services (PAS) and Professional Employer Organization (PEO) bundled services. Retirement Services revenue increased 26% in the first quarter to $15.6 million.

INTEREST ON FUNDS HELD FOR CLIENTS

For the quarter ended August 31, 2002, interest on funds held for clients was $13.3 million, a 29% decrease from $18.6 million for the first quarter last year. The decrease is primarily the result of lower average interest rates earned in fiscal 2003 and a decrease in net realized gains on the sale of available-for-sale securities, offset somewhat by higher average portfolio balances. The average interest rate earned by the funds held for clients portfolio was 2.5% for the first quarter of fiscal 2003 compared with 3.6% for the first quarter last year. The average rate of return was 2.9% in the full year fiscal 2002. Net realized gains for the first quarter which are included in interest on funds held for clients decreased to $1.6 million compared with $3.2 million in the prior year first quarter. Average portfolio balances for the first quarter of fiscal 2003 were approximately $1.85 billion compared with approximately $1.73 billion in the prior year quarter.

OPERATING INCOME

For the quarter ended August 31, 2002, operating income was $102.5 million, an increase of 9% over $93.8 million for the same period last year. Combined operating and selling, general, and administrative expenses increased 6% in the first quarter over the prior year period. This increase reflects increases in personnel, information technology, and facility costs to support the growth of the Company. The Company continued to leverage its infrastructure as operating income (excluding interest on funds held for clients) as a percentage of total service revenues was 37% for the first quarter of fiscal 2003 compared to 35% in the prior year first quarter.

INVESTMENT INCOME, NET

Investment income, net for the quarter ended August 31, 2002 increased 11% to $8.4 million from $7.5 million in the first quarter of last year primarily due to higher net realized gains on the sale of available-for-sale securities and higher average portfolio balances offset by lower average interest rates earned. Net realized gains included in investment income, net were $2.4 million for the first quarter of fiscal 2003 compared with net realized gains of $1.0 million for the prior year period. Average portfolio balances for the corporate investment portfolio were approximately $.75 billion compared to average balances of approximately $.65 billion for the prior year first quarter. The average interest rate earned for the corporate investment portfolio was 3.3% for the first quarter of fiscal 2003 compared with 4.1% for the first quarter of last year. The average return rate for the full year fiscal 2002 was 3.7%.

INCOME TAXES

The income tax rate for the quarter ended August 31, 2002 was 31.5% compared to 30.7% for the same period last year. The increase in the effective tax rate is the result of lower levels of tax-exempt income on funds held for clients and corporate investments.

Golisano said, "We are pleased with our financial results for the first quarter of fiscal 2003 in light of the current economic conditions and the interest rate environment. Despite these factors, income before taxes remained strong at 44% of total revenues, as we continue to grow our client base, increase utilization of ancillary services, and control expenses. We continue to see indications of slightly improving check conditions in our client base. Estimated total revenue growth for fiscal 2003 is expected to be in the range of 8% to 10%, with net income growth slightly less than total revenue growth. We have based these expectations on current economic conditions continuing with no significant changes and excluding the impact of the acquisition of Advantage."

Paychex, Inc. is a leading national provider of payroll, human resource, and benefits outsourcing solutions for small- to medium-sized businesses. The company offers comprehensive payroll services, including payroll processing, payroll tax administration, and employee pay services, including direct deposit, check signing, and Readychex. Human resource and benefit outsourcing services include 401(k) plan recordkeeping, workers' compensation administration, section 125 plans, a professional employer organization, and other administrative services for business. Paychex was founded in 1971. With headquarters in Rochester, New York, the company has more than 100 offices and serves more than 390,000 payroll clients nationwide.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain written and oral statements made by Paychex, Inc. (the "Company") management may constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are identified by such words and phrases as "we expect," "expected to," "estimates," "we look forward to," "would equate to," "projects," "projected to be," "anticipates," "we believe," "could be," and other similar phrases. All statements addressing operating performance, events, or developments that the Company expects or anticipates will occur in the future, including statements relating to revenue growth, earnings, earnings per share growth, or similar projections, are forward-looking statements within the meaning of the Reform Act. Because they are forward-looking, they should be evaluated in light of important risk factors. These risk factors include, but are not limited to the following or those which are described in the Company's SEC filings: general market and economic conditions, including demand for the Company's products and services, availability of internal and external resources, effective execution of expansion plans and effective integration of acquisitions, competition, and price levels; changes in the laws regulating collection and payment of payroll taxes, professional employer organizations, and employee benefits, including 401(k) plans, workers' compensation, state unemployment, and section 125 plans; delays in the development, timing of the introduction, and marketing of new products and services; changes in technology, including use of the Internet; the possibility of catastrophic events that could impact the Company's operating facilities, computer systems, and communication systems; the possibility of third-party service providers failing to perform their functions; the possibility of penalties and losses resulting from errors and omissions in performing services; potential damage to the Company's business reputation due to these and other operational risks; the possible inability of clients to meet payroll obligations; stock volatility; and changes in short- and long-term interest rates, changes in market value of available-for-sale securities, and the credit rating of cash, cash equivalents, and securities held in the Company's investment portfolios, all of which could cause actual results to differ materially from anticipated results. The information provided in this document is based upon the facts and circumstances known at this time. The Company assumes no obligation to update this document for new information subsequent to its issuance.

PAYCHEX, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

	For the three months ended	
	August 31, 2002	August 31, 2001
Revenues:		
Service revenues	$239,398	$216,176
Interest on funds held for clients	13,277	18,638
Total revenues	**252,675**	**234,814**
Operating costs	55,944	53,756
Selling, general, and administrative expenses	94,254	87,296
Operating income	**102,477**	**93,762**
Investment income, net	8,385	7,527
Income before income taxes	**110,862**	**101,289**
Income taxes	34,922	31,096
Net income	**$ 75,940**	**$ 70,193**
Basic earnings per share	**$ .20**	**$ .19**
Diluted earnings per share	**$ .20**	**$ .19**
Weighted-average common shares outstanding	**375,955**	**373,978**
Weighted-average shares assuming dilution	**377,949**	**377,747**
Cash dividends per common share	**$ .11**	**$ .09**

(A)   Further information on interest on funds held for clients and investment income, net and the short- and long-term effects of changing interest rates can be found in the Company's SEC filings, including Forms 10-K, 10-Q, and 8-K under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" and subheadings "Results of Operations" and "Market Risk Factors." These SEC filings are accessible at the Company's Web site.

PAYCHEX, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	August 31, 2002	May 31, 2002
ASSETS		
Cash and cash equivalents	$ 141,622	$ 61,897
Corporate investments	642,237	663,316
Interest receivable	20,821	25,310
Accounts receivable, net	112,177	109,858
Prepaid expenses and other current assets	11,809	10,106
Current assets before funds held for clients	**928,666**	**870,487**
Funds held for clients	1,986,842	1,944,087
Total current assets	**2,915,508**	**2,814,574**
Property and equipment, net	136,981	121,566
Intangible assets, net	8,726	9,040
Deferred income taxes	170	—
Other assets	7,752	7,895
Total assets	**$3,069,137**	**$2,953,075**
LIABILITIES		
Accounts payable	$ 14,956	$ 14,104
Accrued compensation and related items	42,619	46,819
Deferred revenue	2,596	4,137
Accrued income taxes	30,439	3,140
Deferred income taxes	19,019	9,503
Other current liabilities	15,980	14,810
Current liabilities before client fund deposits	**125,609**	**92,513**
Client fund deposits	1,964,913	1,930,893
Total current liabilities	**2,090,522**	**2,023,406**
Long-term liabilities	6,478	5,688
Total liabilities	**2,097,000**	**2,029,094**
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value, 600,000 authorized shares		
Issued: 376,102 at August 31, 2002 and 375,859 at May 31, 2002	3,761	3,759
Additional paid-in capital	188,348	185,006
Retained earnings	752,895	718,192
Accumulated other comprehensive income	27,133	17,024
Total stockholders' equity	**972,137**	**923,981**
Total liabilities and stockholders' equity	**$3,069,137**	**$2,953,075**

(A)   The combined funds held for clients and corporate investment portfolio balances reflected unrealized gains of $42.4 million at August 31, 2002 compared with $26.7 million at May 31, 2002. During the first quarter of fiscal 2003, the unrealized gain position ranged from approximately $26.0 million to $44.3 million. The unrealized gain position of the Company's investment portfolios was approximately $40.3 million at September 16, 2002.